S 03014713 E COMMISSION
..., D.C. 20549

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SEC FILE NUMBER
8-47991

RECEIVED MAR 0 3 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 208

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IBS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 WEST ADAMS, SUITE 520
(No. and Street)

CHICAGO,	**ILLINOIS**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANGELO CATUARA **(312) 456-5113**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ryan & Juraska, Certified Public Accountants
(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 0 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

IBS SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO
SEC. RULE 17a-5 (d)
For the year ended December 31, 2002

OATH OR AFFIRMATION

I, ANGELO CATUARA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBS SECURITIES LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
ALAN R JURASKA
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/20/04

Alan R Juraska
Notary Public

Angelo J Catuara
Signature

Managing Member
Title

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL: (312) 922-0062
FAX: (312) 922-0672

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of IBS SECURITIES LLC:

We have audited the accompanying statement of financial condition of IBS Securities LLC, as of December 31, 2002, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBS Securities LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 (d) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 14, 2003

IBS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$	9,329
Receivables from broker-dealer		1,515,439
Other assets		37,125
Total assets	$	1,561,893

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	18,208
Members' equity		1,543,685
Total liabilities and members' equity	$	1,561,893

The accompanying notes are an integral part of these financial statements.

IBS SECURITIES LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2002

Revenues:		
Commission revenue	$	8,261
Interest income		17,821
Net trading income		1,218
		27,300
Expenses:		
Clearing and execution charges		9,417
Commissions		2,083
Professional fees		10,950
Registration fees		10,572
Miscellaneous		5,628
		38,650
Net income(loss)	$	(11,350)

The accompanying notes are an integral part of these financial statements.

IBS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the year ended December 31, 2002

Members' Equity at December 31, 2001	$	1,555,035
Net income(loss)		(11,350)
Members' Equity at December 31, 2002	$	1,543,685

The accompanying notes are an integral part of these financial statements.

IBS SECURITIES LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	(11,350)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables		35,096
Increase in due from affiliates		(29,598)
Increase in other assets		(11,875)
Increase in accounts payable		16,543
Net cash flows from operating activities		(1,184)
Net decrease in cash		(1,184)
Cash at the beginning of the year		10,513
Cash at the end of the year	$	9,329

The accompanying notes are an integral part of these financial statements.

IBS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

IBS Securities LLC (the Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company was formed by the merger of IBS Securities Incorporated and IBS Securities LLC as of March 15, 2000. The Company assumed all obligations and received all assets and registrations of IBS Securities Incorporated.

The Company acts as a correspondent broker on a fully disclosed basis. Revenue is derived from proprietary trading of securities and commodity futures contracts and commissions from processing orders for securities transactions on behalf of its customers.

Income taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

Securities and commodities owned

Proprietary securities and commodities transactions are recorded on the transaction date; positions are marked to market with related gains and losses recognized currently in income. Gains and losses on open commodity futures and options on futures contracts, if any, which are marked to market, are recognized currently in income.

NOTE 2 - NET CAPITAL REQUIREMENT:

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

At December 31, 2002, the Company had net capital and net capital requirements of approximately $1,476,267 and $100,000, respectively.

IBS SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2002

NOTE 3 - OFF - BALANCE - SHEET RISK:

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through Prudential Securities, Inc. (PRU) and Man Financial, Inc. (MAN) and proprietary futures trading are transacted through First Options of Chicago, Inc. (FOC).

Pursuant to agreements between the Company and PRU and MAN, either PRU or MAN have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company does not anticipate nonperformance by customers. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4 – DUE TO AFFILIATES

Amounts due to entities with common ownership at December 31, 2002 amounted to $13,397.71.

NOTE 5 – DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into transactions of derivative financial instruments, which include commodity futures contracts, for trading purposes. The Company had no derivative positions open at December 31, 2002.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IBS SECURITIES LLC **as of December 31, 2002**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 1,543,685	[3480]
2.	Deduct ownership equity not allowable for Net Capital				[3490]
3.	Total ownership equity qualified for Net Capital			1,553,685	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			1,553,685	[3530]
6.	Deductions and/or/changes 17				
	A. Total nonallowable assets from Statement of Financial Condition	37,125	[3540]		
	B. Secured demand note deficiency		[3590]		
	C. Commodity futures contracts and spot commodities: proprietary capital charges		[3600]		
	D. Other deductions and/or charges		[3610]	(37,125)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net capital before haircuts on securities positions 20			1,506,560	[3640]
9.	Haircuts on securities (computed, where applicable), pursuant to 15c3-1 (f):				
	A.Contractual securities commitments		[3660]		
	B.Subordinated securities borrowings		[3670]		
	C.Trading and investment securities:				
	1.Exempted securities 18		[3735]		
	2.Debt securities		[3733]		
	3.Options		[3730]		
	4.Other securities	28,293	[3634]		
	D. Undue Concentration		[3650]		
	E. Other (list)		[3736]		[3740]
10.	Net Capital			$ 1,478,267	[3750]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **IBS SECURITIES LLC** **as of December 31, 2002**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required (6-2/3% of line 19)	$	1,213	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)		100,000	[3760]
14.	Excess net capital (line 10 less 13)		1,378,267	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	1,476,446	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	18,208	[3790]
17.	Add:					
	A. Drafts for immediate credit 21		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
19.	Total aggregate indebtedness			$	18,208	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				2	[3850]
21.	Percentage of debt to equity total computed in accordance with Rule 15c3-1(d)					[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	N/A	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	[3760]
25.	Excess net capital (line 10 less 24)	$	N/A	[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or 120,000	$	N/A	[3920]

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **IBS SECURITIES LLC**

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance beginning of period		$ 1,555,035	[4240]
	A. Net income (loss)		(11,350)	[4250]
	B. Additions (includes non-conforming capital of	29$ [4262])		[4260]
	C. Deductions (includes non-conforming capital of	$ [4272])		[4270]
2	Balance, end of period (From item 1800)		$ 1,543,685	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance beginning of period	30		[4300]
	A. Increases			[4310]
	B. Decreases			[4320]
4.	Balance, end of period (From item 3520)			[4330]

OMIT PENNIES

IBS SECURITIES LLC

ADDENDUM TO
FINANCIAL AND OPERATION COMBINED UNIFORM
SINGLE REPORT PART IIA
December 31, 2002

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanations for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2002:

Net capital per unaudited FOCUS report	$	1,478,267
Net capital per audited FOCUS report	$	1,478,267

IBS SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3

December 31, 2002

The Company did not handle any customer cash or securities during the year ended December 31, 2002.

IBS SECURITIES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c 3-3

December 31, 2002

The Company did not handle any customer cash or securities during the year ended December 31, 2002.

RYAN & JURASKA
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 3520
141 WEST JACKSON BOULEVARD
CHICAGO, ILLINOIS 60604
TEL:(312) 922-0062
FAX:(312) 922-0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of IBS SECURITIES LLC:

In planning and performing our audit of the financial statements of IBS SECURITIES LLC (the "Company") For the year ended December 31, 2002, we considered its internal control structure, including procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 14, 2003